NEWS RELEASE

New York - AG	May 24, 2019
Toronto – FR
Frankfurt – FMV

First Majestic Announces Voting Results from Annual General Meeting and Management Changes

VANCOUVER, British Columbia - First Majestic Silver Corp. (“First Majestic” or the “Company”) is pleased to announce the voting results for its annual general meeting held on May 23, 2019.
A total of 117,558,077 shares were represented at the meeting, being 58.95% of the Company’s issued and outstanding common shares. Shareholders approved all matters brought before the meeting as follows:
ELECTION OF DIRECTORS

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Keith Neumeyer	61,716,991	99.14	538,491	0.86
Douglas Penrose	61,502,080	98.79	753,402	1.21
Robert McCallum	60,240,429	96.76	2,015,053	3.24
Marjorie Co	61,608,896	98.96	646,586	1.04
David Shaw	59,687,436	95.87	2,568,046	4.13

APPROVAL OF LONG TREM INCENTIVE PLAN

Votes For	% For	Votes Against	% Against
56,677,798	91.04	5,577,683	8.96

SAY ON PAY ADVISORY VOTE

Votes For	% For	Votes Against	% Against
57,260,786	91.98	4,994,695	8.02

The re-appointment of Deloitte LLP as auditors for the Company, the amendment to the Articles of the Company to increase the quorum requirements and the ratification of the amendments to the advance notice policy, as outlined in the Circular were all approved by a majority vote of shareholders present in person or represented by proxy.

MANAGEMENT CHANGES
In the ongoing effort to continually improve operations and optimize plant processes to support the Company’s primary focuses, which are; automation, information technology and metallurgy, the Company has appointed Ramon Mendoza to the role of interim Vice President of Operations, in addition to his obligations as Vice President of Technical Services, following the departure of Dustin VanDoorselaere who has held the position of Chief Operating Officer since February 2017.
Mr. Mendoza is a senior mining professional with 29 years of experience with a robust background in the technical aspects of mining and a successful track record in managing underground and open-pit operations. Since joining First Majestic in 2014, Mr. Mendoza has been the primary Qualified Person for the Company and has been overseeing all special projects, mine planning and technical reporting for Reserve and Resource estimations. Prior to First Majestic, Mr. Mendoza was employed by AMEC as Principal Mining Engineer leading the development of numerous front-end studies, operational reviews and specialized services applying advanced optimization techniques for underground and open-pit mining projects. Prior to AMEC, Mr. Mendoza held various operational positions in Mexico at Grupo Minero del Bravo, ORICA, MICARE, and Minera Frisco in Sonora. Mr. Mendoza is a Professional Engineer registered in British Columbia and holds a bachelors degree in Mining and Metallurgy from the National University of Mexico and a M.Sc. degree in Mining and Earth Systems Engineering from the Colorado School of Mines.
In addition, Jose Hernandez has been promoted to Vice President of Innovation, Processing & Metallurgy and will be responsible for the performance of all plant processing, smelting and refining operations. He will focus his efforts on identifying, developing and implementing new strategies, business opportunities and technologies intended to improved efficiencies. Since joining First Majestic in 2016, Mr. Hernandez has been responsible for all metallurgical matters and has played an integral role in advancing the use of high-intensity grinding mills and microbubble technologies. Prior to First Majestic, he held roles in the area of metallurgy at Goldcorp and Teck Resources. He graduated from the National Autonomous University of Mexico with a bachelor’s degree in Chemical Engineering and a M.Eng. and PhD from McGill University.
The Company would like to thank Dustin VanDoorselaere for his contributions over the past two years and wishes him the best on his future endeavours.

ABOUT FIRST MAJESTIC
First Majestic is a publicly traded mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, the San Martin Silver Mine, the La Parrilla Silver Mine and the Del Toro Silver Mine. Production from these mines are projected to be between 14.2 to 15.8 million silver ounces or 24.7 to 27.5 million silver equivalent ounces in 2019.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

ON BEHALF OF THE BOARD OF

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer
President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
This news release includes certain “Forward‐Looking Statements” of “forward looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, respectively. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward‐looking statements or information. These forward‐looking statements or information relate to, among other things the adoption and purchase of shares under the Company’s normal course issuer bid.
These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward‐looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the market price of the Company’s shares; fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); and the Company’s cash flow and availability of alternate sources of capital; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic’s Business”.
Investors are cautioned against attributing undue certainty to forward‐looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward‐looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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